FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated September 17, 2008 announcing that Registrant has been selected by Costa Rica’s national telecommunications operator Instituto Costarricense de Electricidad (ICE), to provide a Gilat SkyEdge broadband satellite communications network that will serve end users throughout Costa Rica.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated September 18, 2008

Costa Rica’s national telco selects Gilat’s SkyEdge broadband satellite network

– VSAT platform will bring reliable telephony and wireless Internet access to rural citizens –

Petah Tikva, Israel, September 17, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has been selected by Costa Rica’s national telecommunications operator Instituto Costarricense de Electricidad (ICE), to provide a Gilat SkyEdge broadband satellite communications network that will serve end users throughout Costa Rica.

ICE will use the new VSAT network to expand its programs to provide toll-quality telephony to rural citizens, meeting its Universal Service Obligations. The network will also provide satellite backhaul for wireless Internet access to those citizens. Using this mix enables the service provider to benefit from the advantages of each technology – satellite’s nationwide reach and wireless’ cost-effective, “last mile” access.

ICE is a long-standing Gilat customer, having deployed Gilat VSAT networks nationwide since 2005.

“After evaluating competing VSAT offerings, we determined that Gilat’s SkyEdge has the high performance and compelling economics that make it ideally suited to expand telephony and Internet access to all our rural communities,” said ICE Ing. Edgar Hernandez. “In the past, Gilat has demonstrated a very high level of commitment to customer support and a solid track record for providing superior telecommunications services. These attributes will help us serve the needs of our citizens in an efficient manner.”

Russell Ribeiro, Gilat Network Systems’ Regional Vice President, Latin America, said, “Continuing our relationship with ICE helps us bring the most efficient, dependable communications systems to the citizens of Costa Rica. We are proud to once again demonstrate our ability to meet the critical voice and data connectivity requirements of the world’s rural communities.”

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Instituto Costarricense de Electricidad (ICE):
Costa Rica’s national telecommunications operator, Instituto Costarricense de Electricidad, (ICE), offers fixed and mobile telephony as well as data/Internet communications. ICE is a government entity that has distinguished itself in Central America as a leader in the development and implementation of new technologies. It offers a wide variety of services in Costa Rica and has several technological platforms that allow it to diversify the service options for its customers, both residential and corporate. For more information visit www.grupoice.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com